SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
04/1/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos and
Brooklyn Capital Management LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,331,525

8. SHARED VOTING POWER
11,990

9. SOLE DISPOSITIVE POWER
1,343,515
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,343,515

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.55%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #9 to the schedule 13d filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the November 23, 2010 press release 2,413,809 shares were tendered leaving 7,241,191 shares of common stock outstanding as of November 19, 2010. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and
Andrew Dakos beneficially own an aggregate of 1,343,515 shares of FGI or 18.55% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 2/28/11 the following shares of FGI were bought.

DATE			SHARES		PRICE
03/01/11		950		16.9600
03/02/11		2,200		17.0136
03/03/11		5,300		17.3106
03/10/11		1,600		17.1219
03/11/11		2,400		17.1475
03/14/11		2,000		17.1320
03/15/11		600		16.8500
03/23/11		12,482		17.0732
03/23/11		900		16.9300
03/24/11		22,046		17.4374
03/25/11		23,473		17.6588
03/28/11		5,102		17.7499
03/29/11		5,727		17.8344
03/30/11		10,362		18.0389
03/31/11		6,277		18.1260
04/01/11		16,649		18.3825



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 04/08/11

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos